MERUS LABS INTERNATIONAL INC.

MERUS ANNOUNCES CAD$10,000,800 BOUGHT
DEAL COMMON SHARE FINANCING

Toronto, May 4, 2012 - Merus Labs International Inc. (“Merus” or the “Company”) [TSX:MSL, NASDAQ:MSLI] is pleased to announce that it has entered into an agreement with a syndicate of underwriters (the “Underwriters”), pursuant to which the Underwriters have agreed to purchase, on a bought deal basis, pursuant to a short form prospectus, 5,556,000 common shares (the “Common Shares”) of the Company at a price of CAD$1.80 per Common Share (the “Offering Price”) for gross proceeds of CAD$10,000,800 (the “Underwritten Offering”). In addition, the Company will grant the Underwriters an option to purchase additional Common Shares at the Offering Price to raise additional gross proceeds of up to 15% of the Underwritten Offering (the “Over-Allotment Option”) exercisable for a period of up to 30 days after the closing date (the “Over-Allotment Option”, and together with the Underwritten Offering, the “Offering”).

The proceeds from the Offering are expected to be used by the Company for general corporate purposes. Closing of the Offering is anticipated to occur on or about May 29, 2012 and is subject to customary conditions.

The Common Shares offered have not been registered under the U.S. Securities Act of 1933, as amended, (the "U.S. Securities Act"), or any applicable state securities laws of the United States and may not be offered or sold in the United States or to, or for the account or benefit of "U.S. persons" (as defined in Regulation S of the U.S. Securities Act) absent such registration or an applicable exemption from such registration requirements. This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

About Merus Labs International Inc.

Merus is a specialty pharmaceutical company engaged in the acquisition and licensing of pharmaceutical products. The Company utilizes its expertise in the North American pharmaceutical markets and its access to capital to acquire and licence niche products by introduction of a focused marketing and promotion plan.

Forward-Looking Statements

Statements in this news release that are not historical facts are forward-looking statements that are subject to risks and uncertainties. Forward-looking statements in this news release include the statement that the bought deal financing is expected to close on or before May 29, 2012, that Merus intends to use the net proceeds of the Offering for general corporate purposes and that such Offering will be pursuant to a short form prospectus. Actual results may differ materially from those currently anticipated due to a number of factors beyond the Company's control. These risks and uncertainties include, among other things, market factors, inability to satisfy conditions to the Offering (including regulatory approvals), and risks that are inherent in Merus' operations. These and other risks are described in the Company's Annual Report and other filings on www.sedar.com and with the Securities and Exchange Commission.

For further information please contact: Dr. Ahmad Doroudian, Chief Executive Officer Merus Labs International Inc. Tel: (604) 805 7783 adoroudian@meruslabs.com